OPERATING AGREEMENT

OF

WATERSHED SPV LLC

This Operating Agreement of WATERSHED SPV LLC, a Nevada limited liability company (the "**Company**"), is dated December__, 2025 (the "**Effective Date**"), by and among all the members of the Company as set forth on attached **Exhibit A** (collectively, the "**Members**," and individually, a "**Member**").

ARTICLE 1
DEFINITIONS

Capitalized terms that are not otherwise defined in this Agreement have the following meanings:

"**Act**" means the Nevada Limited Liability Company Act.

"**Agreement**" means this Operating Agreement as it may be modified or amended from time to time.

"**Articles**" means the articles of organization of the Company filed with the Office of the Nevada Secretary of State on October 15, 2025, as they may be amended from time to time.

"**Code**" means the Internal Revenue Code of 1986, as amended, including any applicable Treasury Regulations promulgated thereunder.

"**Confidential Information**" means information or material proprietary to the Company or proprietary to others and entrusted to the Company, whether written or oral, tangible or intangible, that a Member or Manager obtains knowledge of through or as a result of the Member's or Manager's activities on behalf of the Company. Confidential Information may include, without limitation, any data, know-how, trade secrets, designs, plans, drawings, specifications, reports, investors, companies, assets, customer and supplier lists, pricing information, and marketing techniques and materials, whether related to the Company's past, present, or future business activities, research or development, or products or services.

"**Majority Vote**" means, in the case of a vote of the Members, a vote of the Members holding more than 50% of the membership interests of the Company, and in the case of a vote of Managers, a vote of more than 50% of the Managers, each Manager being entitled to one vote.

"**Managers**" means Watershed Medical, Inc.

"**Percentage Interest**" means each member's percentage interest in the Company which at all time shall be equal to such member's membership interests (Units) as compared to the total issued membership interests (Units), on a converted basis.

"**Proportionate Share**" means the percentage interest of a Member in capital, income, gain, loss, deductions or credit of the Company based on the number of Units owned by the Member in relation to the total outstanding Units.

"**Treasury Regulations**" means the income tax regulations promulgated under the Code and effective as of the Effective Date, as modified and supplemented or superseded after the date of this Agreement. Where a specific Treasury Regulation is referenced, the reference shall be deemed to extend to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

"**Unit**" means a unit of measure of a membership interest in the Company as set forth in the records of the Company with the total outstanding units constituting 100% of the membership interests in the Company. Units may be classified as "Common Units" and "Preferred Units".

ARTICLE 2
FORMATION OF LIMITED LIABILITY COMPANY

2.1.   Creation. The Company was formed pursuant to the Act.

2.2.   Company Offices and Registered Agent. The principal place of business of the Company will be 9841 NE 15th St., Bellevue, WA 98004. The registered office of the Company will be 502 North Division, Carson City, NV 89703. The initial registered agent will be Corporate Services of Nevada. The Managers may from time to time designate another agent for acceptance of service of process and amend the Articles to reflect the change.

2.3.   Names and Addresses of Members. The full names and business street addresses of the Members of the Company are as set forth on **Exhibit A**. The Managers may update **Exhibit A** from time to time to reflect the then-current members, addresses, and ownership.

2.4.   Business Purpose. The Company is organized solely to function as a "crowdfunding vehicle under Rule 270.3a-9 of the Securities Act of 1933. The Company shall at all times operate in a manner consistent with its status as a crowdfunding vehicle. The exclusive purpose of the Company is to:

(a) Conduct a Regulation Crowdfunding offering through ICON Capital Group LLC;

(b) Issue Units to investor Members;

(c) Invest exclusively in CF Preferred Stock ("Issuer Securities") of Watershed Medical, Inc. ("Issuer");

(d) Hold the CF Preferred Stock in the Issuer for the benefit of Members;

(e) Exercise only those rights permitted under Rule 270.3a-9; and

(f) Wind up once the Issuer Securities have been disposed of.

The Company shall not:

> (a) Borrow money;
>
> (b) Issue multiple classes of membership interests;
>
> (c) Invest in any assets other than the Issuer Securities;
>
> (d) Engage in any trade or operating business;
>
> (e) Merge, reorganize, or change its purpose; or
>
> (f) Alter rights of Members inconsistent with Rule 270.3a-9.

2.5.   Period of Duration. The period of the Company's duration or term is indefinite and unlimited and the Company will remain in existence until the Company is dissolved or terminated in accordance with this Agreement.

ARTICLE 3
MEMBERS, CAPITALIZATION, AND ADDITIONAL FINANCING

3.1.   Members' Contributions. The Members have made initial capital contributions to the Company as set forth on **Exhibit A**.

3.2.   Additional Funds and Assessments. The Members have not agreed to and are not obligated to make any other contributions to the Company.

3.3.   Units. The Company shall have one class of Membership Interests or Units, which shall be Common Units and shall be identical in all economic, voting, and information rights, consistent with Rule 270.3a-9(d)(1).

3.4.   Borrowing. Subject to Section 6.1(d), the Company may borrow, at the discretion of the Managers, from banks, lending institutions, other unrelated third parties, affiliates of the Company or the Members and may pledge Company properties or any income from Company properties to secure or provide for the repayment of the loans.

3.5.   Capital Accounts. For United States federal income tax purposes, the Company will be treated as a partnership. Accordingly, the capital accounts of the Members will be established, maintained, and adjusted in accordance with the requirements of Treasury Regulations § 1.704-1 and any successor regulations as may be determined by the Internal Revenue Service. All particular accounting requirements of those regulations necessary to have the allocations in this Agreement recognized are deemed incorporated into this Agreement.

3.6.   Return of Capital. Each Member may look solely to the Company assets for the return of the Member's contributions to Company capital, and if the Company assets are insufficient to return those contributions, the Member will have no recourse against any Manager or any other Member for that purpose.

ARTICLE 4
ALLOCATIONS, PROFITS AND LOSSES, AND DISTRIBUTIONS

4.1.   <u>Allocations Between Members</u>. The profits and losses of the Company, gains and losses from the sale of Company property and any items of income, deduction, gain, loss or credit required by the Code to be separately reported shall be allocated and any distributions shall be made to each Member in accordance with each Member's respective Proportionate Share and as contemplated by this Agreement. If during any year there is a change in a Member's percentage interest, the Member's share of profits and losses and distributions in that year shall be determined under a method which takes into account the varying interests during the year.

4.2.   <u>Special Allocations – Qualified Income Offset</u>. If any Member unexpectedly receives an allocation that results in a deficit capital account for that Member, then items of Company income and gain may, in the sole discretion of the Managers, be specially allocated to that Member in order to eliminate the capital account deficit.

4.3.   <u>Liability of Members</u>. Except as otherwise provided in this Agreement, no Member will be personally liable for any of the losses of the Company beyond the Member's capital interest in the Company.

4.4.   <u>Distributions</u>.

(a)   <u>Tax Distributions</u>. Because of the Company's partnership or pass-through taxation election, the Company shall distribute to each Member not less than 30% of the profits (net of losses) allocated to the Member during the applicable year (a "**Tax Distribution**"). The Company shall make the Tax Distribution in a reasonably timely manner to enable the Members to meet the Member's tax payment and reporting obligations.

(b)   <u>Other Distributions</u>. Subject to the foregoing limitations, the Company will make distributions to Members only at such times and in such amounts as approved by the Managers in accordance with Section 6.1(d). All distributions will be allocated among the Members pro rata in proportion to each Member's Percentage Interest, unless otherwise unanimously approved by the Managers.

ARTICLE 5
ACCOUNTING AND OTHER FINANCIAL MATTERS

5.1.   <u>Accounting Methods; Fiscal Year</u>. The profits and losses of the Company will be accounted for on a basis reasonably determined by the Managers. For income tax purposes, the Company shall, unless otherwise required under the Code, report on a cash basis. The fiscal year of the Company for both accounting and tax reporting purposes will be the [calendar year].

5.2.   <u>Records</u>. The Company shall keep at its principal place of business the records required to be kept there pursuant to the Act. All records of the Company are subject to inspection and copying at the reasonable request and at the expense of any Member during ordinary business hours.

ARTICLE 6
MANAGEMENT OF COMPANY

6.1.   Management by Managers.

(a)   General Powers. All powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company will be managed under the direction of, the Managers. The Company will be considered a manager-managed company for purposes of the Act.

(b)   Election. The Manager shall be Watershed Medical, Inc..

(c)   Manner of Acting.

(1)   Generally. Except as set forth in Section 6.1(d), an affirmative Majority Vote of Managers is required for all actions of the Managers.

(d)   Manager Powers: In connection with its management of the Company, the Manager may,

(1)   Acquire and hold Issuer Securities;

(2)   Administer pass-through voting;

(3)   Distribute proceeds to Members;

(4)   Maintain Company records

(5)   Take actions necessary to maintain compliance.

(e)   Manager Limitations. The Manager shall not:

(1)   The Manager shall not:

(2)   Vote the Issuer Securities except as directed by Members;

(3)   Borrow funds;

(4)   Change the Company purpose; and

(5)   Invest in non-permitted assets.

(6)   Engage in any transaction in which a Manager has a financial interest and therefore a conflict of interest;

(7)   Acquire any other entity or business;

(8)   Change the primary business of the Company;

(9)   Change the tax structure or legal form of the Company;

6.2.   <u>Fiduciary Responsibilities; Conflicts of Interest</u>. The Members acknowledge and agree that the operation of the Company may involve conflicts of interests. Each Member acknowledges and agrees that there will be no increased scrutiny or liability resulting in any way whatsoever from a conflict of interest transaction.

6.3.   <u>Permitted Transactions</u>. The fact that any Manager, any Member, or any of their respective Affiliates, employees, partners, officers, or directors is interested in or connected with any transaction will not prohibit the Company or any Affiliate of the Company from engaging in the transaction with that person and will not create any duty of legal justification additional to or greater than that which would exist if the person were not so associated with the Company, and neither the Company nor any Member will have any right to any benefits derived from the transaction.

6.4.   <u>Reimbursement of Certain Expenses</u>.

(a)   <u>Company Expenses</u>. The Company will bear all costs and expenses incurred in maintaining the operations of the Company, including legal and accounting expenses, the cost of preparing financial statements, tax returns and K-1s, custodial fees, insurance and any indebtedness or credit facility entered into by the Company.

6.5.   <u>Manager May Engage in Other Activities</u>. Subject to the terms of any employment or consulting agreement between any Manager and the Company, a Manager is not obligated to devote all of their time or business efforts to the affairs of the Company. The Managers shall devote such time, effort and skill as is necessary for the proper operation of the Company. Subject to the foregoing, a Manager may have other business interests and may engage in other activities in addition to those related to the Company. Neither the Company nor any Member will have the right to share or participate in such other investments or activities of a Manager or to the income derived therefrom.

6.6.   <u>Transactions of Managers with the Company</u>. Subject to any limitations set forth in this Agreement, a Manager, its affiliates, or any of their respective shareholders, partners, managers, employees, or direct or indirect members may lend money to and borrow money from and transact other business with the Company. Any such transaction will be done on an arm's-length basis. Such Manager will have the same rights and obligations with respect thereto as a person that is not a Manager.

6.7.   <u>Partnership Representative; Tax Elections</u>. Watershed Medical, Inc. shall be the Partnership Representative ("**PR**") of the Company. The Managers may change the PR from time to time. Subject to Section 6.1(d), the PR will have the right to make any and all tax elections available to the Company, including, without limitation, the election provided for in Section 754 of the Code.

ARTICLE 7
CONTINUATION OF COMPANY UPON CERTAIN EVENTS

If a Member dies, resigns, is expelled, becomes bankrupt, dissolves, or has the Member's membership in the Company otherwise terminated, the Company will continue its operations and no dissolution of the Company will take place until it is otherwise dissolved.

ARTICLE 8
TRANSFER AND ENCUMBRANCE OF MEMBER INTEREST; NEW MEMBERS

8.1.   Transfers. Membership interests may not be transferred during the one-year holding period except as permitted under Rule 501 of Regulation CF. Except as otherwise required by applicable law and subject to Section 6.1(d), a membership interest (including a "transferrable interest" as defined by the Act) in the Company may not be sold or otherwise transferred, by operation of law or otherwise, except upon the prior written approval of and subject to the conditions established by the Managers, which approval may be withheld or conditioned for any reason without liability to any Manager, the Company, or any Member. Upon the approval of the Managers pursuant to Section 6.1(d), the Managers may establish any terms and conditions of a transfer as the Managers may determine in the sole discretion of the Managers. The transferee of any Member's membership interest in the Company will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. Notwithstanding the foregoing, the Members agree that during the first three (3) years after the date of this Agreement, no Member shall transfer their membership interests without the approval of the other Members.

8.2.   Encumbrances. A membership interest in the Company may not be encumbered, pledged, hypothecated, or otherwise used as collateral or security for an obligation, by operation of law or otherwise, except upon the prior written approval of and subject to the conditions established by the Managers in accordance with Section 6.1(d), which approval may be withheld or conditioned for any reason without liability to any Manager, the Company, or any Member. Upon the approval by the Managers pursuant to Section 6.1(d), the Members may establish any terms and conditions of an encumbrance as the Managers may determine in the sole discretion of the Managers. The transferee (as a result of foreclosure or otherwise) of any Member's membership interest in the Company is subject to all the terms, conditions, restrictions, and obligations of this Agreement.

8.3.   New Members. A person will not become of Member, by operation of law or otherwise, except the new Member agrees to become a party to and be bound by this Agreement and only upon the prior written approval of and subject to the conditions established by the Managers in accordance with Section 6.1(d), which approval may be withheld or conditioned for any reason without liability to any Manager, the Company, or any Member. Upon the approval of the Managers in accordance with Section 6.1(d), the Managers may establish any terms and conditions of the addition of a new Member as the Managers may determine in the sole discretion of the Managers. A new Member will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. Subject to Section 6.1(d), the Managers will have full authority to issue additional membership interests and admit new Members. This Agreement may be executed by a new Member by means of a counterpart signature page, which may or may not be associated with a subscription agreement related to the new Member's purchase of membership interests of the Company.

8.4.   Violating Transactions. Any transaction or purported transaction will be null and void unless made strictly in accordance with the provisions of this Article 8 and Section 6.1(d). If for any reason a transfer of membership interests takes place without the prior written approval by the Managers in accordance with Section 6.1(d), then the recipient of the membership interests will have only the rights of an assignee pursuant to the Act.

8.5.   Dissenters' Rights. In the event that the Managers approve a sale of substantially all the assets of the Company or the equity interests of the Company (either, a "**Company Sale**"), nothing in this Agreement shall prevent any Member from exercising its dissenters' rights or rights of appraisal under any applicable law at any time with respect to a Company Sale.

ARTICLE 9
WITHDRAWAL BY MEMBERS

A Member will have no right to demand the return of the Member's contribution (*i.e.*, the Member's interest in the capital of the Company) until the dissolution and winding up of the affairs of the Company.

ARTICLE 10
INDEMNIFICATION

10.1.   Indemnification. The Company shall indemnify, defend, and advance expenses to the current and former Managers and officers of the Company to the fullest extent as from time to time permitted by Nevada law.

10.2.   Limitation of Liability. The liability of the current and former Managers to the Company, the Company's officers, its Members, or to any third person are eliminated or limited to the fullest extent as from time to time permitted by Nevada law.

10.3.   Subsequent Repeal. Any repeal or modification of this Article 10 will not adversely affect any right or protection of any person existing at the time of the repeal or modification.

ARTICLE 11
GENERAL PROVISIONS

11.1.   Notices. Each party giving or making any notice, request, demand, or other communication (each, a "**Notice**") pursuant to this Agreement must give the Notice in writing and use one of the following methods of delivery, each of which for purposes of this Agreement is a writing: personal delivery, e-mail, Registered Mail or Certified Mail (in each case, return receipt requested and postage prepaid), nationally recognized overnight courier (with all fees prepaid), facsimile, or email (with a clear notation at the top of the email in conspicuous type indicating that the email constitutes notice under this Agreement with a specific reference to the full title of this Agreement). Any party giving a Notice must address the Notice to the appropriate person at the receiving party (the "**Addressee**") at the address set forth on Exhibit A or another address as designated by a party in a Notice pursuant to this section. Except as provided elsewhere in this Agreement, a Notice is effective only if the party giving the Notice has complied with this section and the Addressee has received the Notice. If the Addressee rejects or otherwise refuses to accept the Notice, or if the Notice cannot be delivered because of a change in address for which no Notice was given, then the Notice is deemed delivered upon the rejection, refusal, or inability to deliver. If any Notice is received after 5:00 p.m. on a business day where the Addressee is located, or on a day that is not a business day where the Addressee is located, then the Notice is deemed received at 9:00 a.m. on the next business day where the Addressee is located.

11.2.   Confidentiality. Except as otherwise required by law, a Member shall not, and shall cause each of the Member's representatives (the "**Representatives**") (i) not to disclose the Confidential Information to any person or entity other than the Representatives of the Member that need to know the Confidential Information for the purposes contemplated by this Agreement and agree to be bound by the provisions of this section; or (ii) use the Confidential Information for any purpose other than the purposes this Agreement contemplates.

11.3.   Amendments The parties may amend this Agreement only by a written agreement of the parties that identifies itself as an amendment to this Agreement.

11.4.   Waivers. The parties may waive any provision in this Agreement only by a writing executed by the party or parties against whom the waiver is sought to be enforced. No failure or delay in exercising any right or remedy or in requiring the satisfaction of any condition under this Agreement, and no act, omission, or course of dealing between the parties, operates as a waiver or estoppel of any right, remedy, or condition. A waiver made in writing on one occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver on any future occasion or against any other person.

11.5.   Severability. To the extent any provision of this Agreement varies from or contradicts the Act, each Member hereby consents to the variation or contradiction to the greatest extent possible. If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement remain in full force if the essential terms and conditions of this Agreement for each party remain valid, binding, and enforceable.

11.6.   Entire Agreement. This Agreement constitutes the final agreement between the parties. This Agreement replaces all prior operating agreements. It is the complete and exclusive expression of the parties' agreement on the matters contained in this Agreement. All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement are expressly merged into and superseded by this Agreement. The provisions of this Agreement may not be explained, supplemented, or qualified through evidence of trade usage or a prior course of dealings. In entering into this Agreement, no party has relied upon any statement, representation, warranty, or agreement of the other party except for those expressly contained in this Agreement. There are no conditions precedent to the effectiveness of this Agreement other than those expressly stated in this Agreement.

11.7.   Counterparts; Facsimile Signatures. The parties may execute this Agreement in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the parties need not appear on the same counterpart, and delivery of an executed counterpart signature page by facsimile is as effective as executing and delivering this Agreement in the presence of the other parties to this Agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties. In proving this Agreement, a party must produce or account only for the executed counterpart of the party to be charged.

11.8. <u>Assignment and Delegation</u>. No party may assign any of its rights under this Agreement, except with the prior written consent of the other party. That party shall not unreasonably withhold its consent. All assignments of rights are prohibited under this subsection, whether they are voluntary or involuntary, by merger, consolidation, dissolution, operation of law or any other manner. For purposes of this section, a "change of control" is deemed an assignment of rights; and "merger" refers to any merger in which a party participates, regardless of whether it is the surviving or disappearing corporation. No party may delegate any performance under this Agreement. Any purported assignment of rights or delegation of performance in violation of this section is void.

11.9. <u>Successors and Assigns</u>. If there is an assignment of rights, the non-assigning party is deemed to have agreed to perform in favor of the assignee. If there is an assignment of rights, a contemporaneous delegation is deemed to have occurred, and the assignee is deemed to have assumed the assignor's performance obligations in favor of the non-assigning party, except if in either instance there is evidence to the contrary. This section does not address, directly or indirectly, whether rights under this Agreement are assignable; or performance under this Agreement is delegable. Section 11.8 addresses these matters. For purposes of this section, "assignment" means any assignment, whether voluntary or involuntary, by merger, consolidation, dissolution, operation of law or any other manner; "assignee" means any successor or assign of the assignor; a "change of control" is deemed an assignment of rights; and "merger" refers to any merger in which a party participates, regardless of whether it is the surviving or disappearing corporation.

11.10. <u>Third Party Beneficiaries</u>. This Agreement does not and is not intended to confer any rights or remedies upon any person other than the signatories except to the extent expressly set forth in this Agreement.

11.11. <u>Interpretation</u>. Any reference in this Agreement to the singular includes the plural where appropriate, and any reference in this Agreement to the masculine gender includes the feminine and neuter genders where appropriate. The descriptive headings of the articles, sections and subsections of this Agreement are for convenience only, do not constitute a part of this Agreement, and do not affect this Agreement's construction or interpretation. The words "herein," "hereof," and words with a similar meaning refer to this entire Agreement with all exhibits and schedules. Any reference in this Agreement to an article, section, exhibit, or schedule means an article, section, exhibit, or schedule to this Agreement unless otherwise indicated. The words "include," "includes," or "including," as used in this Agreement mean "including, without limitation." The word "shall," unless another meaning is apparent from the context, means "covenants to" or "agrees to." Unless some other meaning is apparent from the context, plural and singular words are used interchangeably. This Agreement will not be construed in favor of or against any party for any reason, including because of authorship.

11.12. Time of Essence. With regards to all dates and time periods set forth in this Agreement, time is of the essence.

11.13. Further Assurances. Each party and its officers and directors shall use all commercially reasonable efforts to take, or cause to be taken, all further actions necessary or desirable to carry out the purposes of this Agreement.

11.14. Governing Law. The laws of the state of Nevada (without giving effect to its conflict of laws principles) govern all matters arising out of or relating to this Agreement and the transactions it contemplates, including, without limitation, its interpretation, construction, performance, and enforcement.

11.15. Forum Selection.

(a)   Designation of Forum. Any party bringing a legal action or proceeding against any other party arising out of or relating to this Agreement may bring the legal action or proceeding in the United States District Court for the Sixth District of Florida or in any court of the state of Florida sitting in Pinellas County.

(b)   Waiver of Right to Contest Jurisdiction. Each party waives, to the fullest extent permitted by law, any objection that the party may now or later have to the laying of venue of any legal action or proceeding arising out of or relating to this Agreement brought in any court of the State of Florida sitting in Pinellas County, or the United States District Court for the Sixth District of Florida; and any claim that any action or proceeding brought in any court specified in this section has been brought in an inconvenient forum.

(c)   Submission to Jurisdiction. Each party to this Agreement submits to the nonexclusive jurisdiction of the United States District Court for the Sixth District of Florida and its appellate courts, and any court of the state of Florida sitting in Pinellas County and its appellate courts, for the purposes of all legal actions and proceedings arising out of or relating to this Agreement.

11.16. Rights and Remedies Cumulative. Any enumeration of rights and remedies set forth in this Agreement is not intended to be exhaustive. Any party's exercise of any right or remedy under this Agreement does not preclude the exercise of any other right or remedy. All of a party's rights and remedies are cumulative and are in addition to any other right or remedy set forth in this Agreement, any other agreement between the parties, or which may now or subsequently exist at law or in equity, by statute or otherwise.

11.17. Litigation Expenses. If any legal action, arbitration, or other proceeding is brought under this Agreement, in addition to any other relief to which the successful or prevailing party or parties (the "**Prevailing Party**") is entitled, the Prevailing Party is entitled to recover, and the non-Prevailing Party shall pay, all reasonable attorneys' fees, court costs, and expenses of the Prevailing Party, even if not recoverable by law as court costs (including, without limitation, all fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy, and post-judgment proceedings), incurred in that action, arbitration, or proceeding and all appellate proceedings. For purposes of this section, the term "attorneys' fees" includes, without limitation, paralegal fees, investigative fees, expert witness fees, administrative costs, disbursements, and all other charges billed by the attorney to the Prevailing Party.

11.18. <u>Advice of Counsel</u>. Each party acknowledges and agrees that the terms of this Agreement have been completely read and fully understood and voluntarily accepted by the party after having a reasonable opportunity to retain and confer with legal counsel. This Agreement is entered into after a full investigation by the parties.

11.19. <u>Tax Treatment</u>. Each party acknowledges and agrees that the party has had the opportunity to confer with the party's tax advisor. The parties agree that each party is solely responsible for the tax impact of the transactions contemplated by this Agreement and that no party has made any representation about the tax impact of the transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Operating Agreement of Watershed SPV LLC as of the date first above written.

MANAGER:

Watershed Medical, Inc.

_____

By: Dr. Topher Kinsella, CEO

MEMBER:

Watershed Medical, Inc.

_____

By: Dr. Topher Kinsella, CEO

EXHIBIT A
MEMBERS AND CONTRIBUTIONS

As of December__, 2025

Name and Address of Member	Capital Contribution	Units
Watershed Medical, Inc.	$[●]	Common Units
TOTAL	$[●]	